COLUMBIA FUNDS SERIES TRUST

50606 Ameriprise Financial Center

Minneapolis, MN 55474

Writer’s Direct Contact

(617) 385-9536

March 25, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust (the “Registrant”) on behalf of the following funds (the “Funds”): Columbia Capital Allocation Moderate Aggressive Portfolio (formerly Columbia LifeGoal Balanced Growth Portfolio) and Columbia Capital Allocation Moderate Conservative Portfolio (formerly Columbia LifeGoal Income and Growth Portfolio)
Post-Effective Amendment No. 115
Registration File Nos.: 333-89661; 811-09645

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 115 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Securities Act of 1933. The purpose of the Amendment is to describe certain changes to the principal investment strategies of the Funds.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectus of the Funds and (ii) the Statement of Additional Information of the Funds.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust